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EXHIBIT 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
						Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
	2006	2007	2008	2009	2010
Earnings:
Income before Provision for Income Taxes	$224,218	$223,024	$224,867	$332,833	$100,795	$67,310	$90,187
Add: Fixed Charges	264,211	308,871	330,088	311,474	304,522	77,161	71,666

	$488,429	$531,895	$554,955	$644,307	$405,317	$144,471	$161,853

Fixed Charges:
Interest Expense, Net	$194,958	$228,593	$236,635	$227,790	$220,986	$56,562	$50,391
Interest Portion of Rent Expense	69,253	80,278	93,453	83,684	83,536	20,599	21,275

	$264,211	$308,871	$330,088	$311,474	$304,522	$77,161	$71,666

Ratio of Earnings to Fixed Charges	1.8x	1.7x	1.7x	2.1x	1.3x	1.9x	2.3x

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  EXHIBIT 12